Mark R. Belgya
E-Mail: mark.belgya@jmsmucker.com
Phone: (330) 682-3312
Fax: (330) 684-3112
September 2, 2009
BY EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Attention:	Mr. Karl Hiller
Branch Chief, Division of Corporation Finance

Re:	The J. M. Smucker Company
Form 10-K for the Fiscal Year Ended April 30, 2009
Filed June 26, 2009
File No. 001-05111
Dear Mr. Hiller:
     On behalf of The J. M. Smucker Company (the “Company”), we are transmitting our response to your correspondence dated July 31, 2009.
     Reference is made to that letter dated July 31, 2009, setting forth the Staff’s comments relating to the Company’s Form 10-K for the fiscal year ended April 30, 2009, filed on June 26, 2009. Set forth below are the Staff’s comments and the Company’s responses.
Controls and Procedures, page 17
1.	Comment: Please note the term disclosure controls and procedures, as defined in Exchange Act Rule 13a-15(e), is somewhat more comprehensive than you have identified in your disclosure, entailing the following:
“...controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure”

Your disclosure currently states that your disclosure controls and procedures were effective in ensuring that the information required to be disclosed by you in reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

If you are going to explain how your disclosure controls and procedures are effective, please include the complete definition when providing your conclusions.

Response: The Company advises the Staff that beginning with the Company’s filing on Form 10-Q for the quarterly period ended July 31, 2009, the Company will expand its discussion of disclosure controls and procedures to include the broader definition of disclosure controls and procedures included in Exchange Act Rule 13a-15(e) as follows:
Evaluation of Disclosure Controls and Procedures. The Company’s management, including the Company’s principal executive officers and principal financial officer, evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the Securities Exchange Act of 1934 as amended (the “Exchange Act”)) as of July 31, 2009, (the “Evaluation Date”). Based on that evaluation, the Company’s principal executive officers and principal financial officer have concluded that as of the Evaluation Date, the Company’s disclosure controls and procedures were effective in ensuring that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (1) recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms, and (2) accumulated and communicated to the Company’s management, including the chief executive officers and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.
     Financial Statements
     Note D – Reportable Segments, page 43
2.	Comment: We note that you identify the following four reportable segments: U.S. retail consumer market, U.S. retail oils and baking market, U.S. retail coffee market, and special markets. Although you disclose segment profit and loss information for each of these segments, we note that you disclose total assets and long lived assets based on geographic regions only. Please tell us why you do not present information about your total assets for each of your reportable segments as required by paragraph 27 of SFAS 131.

Response: The Company does not maintain internal financial records that accumulate and report assets and liabilities by reportable segment. Total assets by reportable segments are, therefore, not a measure regularly provided to or used by the chief operating decision maker in allocating resources and assessing the operating results of the segments. Accordingly, the Company does not present such information in its reportable segment disclosure as stipulated by paragraph 27 of SFAS 131.

Note M – Derivative Financial Instruments, page 55
3.	Comment: We note that you have included disclosure of your mark-to-market gains and losses recognized on derivatives for the three-month period ended April 30, 2009. Please tell us why you have not disclosed this information on an annual basis in accordance with subparagraphs 44C(b)(2) through 44C(b)(5) of SFAS 133.

Response: The above-mentioned sub-paragraphs of SFAS 133 were added by SFAS 161 (SFAS 161, paragraph 3). SFAS 161 was effective for quarterly interim periods beginning after November 15, 2008, and fiscal years that include those quarterly interim periods. In the first fiscal year that SFAS 161 is applied, the disclosures may omit information related to quarterly interim periods that began on or before November 15, 2008. Based on the effective date, the new disclosure requirements of SFAS 161 were required for the Company in its fourth quarter of its fiscal year ended April 30, 2009. Early application of SFAS 161 was encouraged but not required. As a result, the Company concluded to only provide the required disclosures under the above-mentioned sub-paragraphs of SFAS 133 for its fourth quarter of the year ended April 30, 2009.
     In light of the responses to the Staff’s comments set forth above, the Company respectfully submits that amendments to its prior filings are not required. The Company confirms that it will take the Staff’s comments into account in preparing future filings.
     In connection with this response, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosures in the Company’s filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Company further understands that the Division of Enforcement has access to all information provided to the Staff of the Division of Corporate Finance in the Staff’s review of the Company’s filings or in response to the Staff’s comments on the Company’s filings.

     Please direct any questions, comments or requests for additional information to the undersigned at (330) 682-3312 or fax number (330) 684-3112. Thank you for your cooperation and continued attention to this matter.

Regards, THE J. M. SMUCKER COMPANY
/s/ Mark R. Belgya
Mark R. Belgya
Vice President and Chief Financial Officer